EXHIBIT 99.1
News Release

Media Contacts:	Erin Bacher	Amy Button
	Associate Director	Coordinator
	Global Public Relations	Global Public Relations
	erin.bacher@stiefel.com	amy.button@stiefel.com
	(678) 777-6378 ph	(678) 714-4153 ph
Barrier Therapeutics to Merge Into Stiefel Laboratories
Acquisition to enhance industry leader’s dermatological portfolio
Coral Gables, Fla. — June 23, 2008 — Stiefel Laboratories Inc., the world’s largest independent pharmaceutical company specializing in dermatology, today announced it has signed a definitive merger agreement, pursuant to which Stiefel Laboratories will acquire Barrier Therapeutics, Inc. (“Barrier Therapeutics”) (NASDAQ: BTRX), through a two-step transaction, a tender offer followed by a merger of Barrier Therapeutics into a wholly-owned subsidiary of Stiefel Laboratories, at a price of $4.15 in cash, per share of Barrier Therapeutics’ common stock. The transaction, valued at approximately $148 million, is subject to the valid tender of a majority of Barrier Therapeutics’ fully diluted common stock, regulatory approvals and other customary conditions, but is not subject to any financing conditions. The price of $4.15 per share of Barrier Therapeutics’ common stock represents a premium of approximately 73% to Barrier Therapeutics’ average closing price for the past 30 days. The parties expect the transaction to close by the end of the third quarter of 2008.
The Board of Directors of Barrier Therapeutics has unanimously approved the definitive merger agreement and the transactions contemplated thereby and has resolved to recommend that Barrier Therapeutics’ stockholders tender their shares in connection with the tender offer contemplated by the definitive merger agreement.
This acquisition underscores Stiefel Laboratories’ continuing efforts to search for and develop premium-quality, innovative dermatology products and to focus on providing a superior customer experience in global therapeutic and aesthetic dermatology.
“This acquisition demonstrates our continued commitment to advancing the field of therapeutic dermatology,” said Charles W. Stiefel, chairman and chief executive officer of Stiefel Laboratories. “We are very impressed with Barrier Therapeutics’ innovative products and pipeline. This strategic move will further expand our oral and topical product portfolio in development and increase our sales of novel treatments for skin conditions.”
Barrier Therapeutics currently markets three pharmaceutical products. In addition to these marketed products, the company has other product candidates in various stages of development for the treatment of a range of dermatological conditions.
“We are very proud of the accomplishments of the entire Barrier Therapeutics team since we were founded in 2002, and we are pleased that Stiefel Laboratories recognizes the value that we have created,” said Al Altomari, Chief Executive Officer of Barrier Therapeutics. “We believe that this transaction provides substantial value to our stockholders. We believe that Barrier Therapeutics’ product portfolio and innovative R&D pipeline candidates are among the greatest assets in dermatology and will strengthen Stiefel Laboratories’ position in the global dermatology market.”
J.P. Morgan Securities Inc. is acting as exclusive financial advisor to Barrier Therapeutics, and Morgan, Lewis & Bockius, LLP is acting as Barrier Therapeutics’ legal counsel in the transaction. Deutsche Bank Securities Inc. is acting as exclusive financial advisor to Stiefel Laboratories, and Willkie Farr & Gallagher LLP is acting as Stiefel Laboratories’ legal counsel in the transaction.
About Barrier Therapeutics
Barrier Therapeutics is a pharmaceutical company focused on the development and commercialization of products in the field of dermatology. Barrier Therapeutics currently markets three pharmaceutical products in the United States: Xolegel® (ketoconazole, USP) Gel, 2%, for seborrheic dermatitis; Vusion® (0.25% miconazole nitrate, 15% zinc oxide, 81.35% white petrolatum) Ointment, for diaper dermatitis complicated by documented candidiasis; and Solagé® (mequinol 2.0%, tretinoin 0.01%) Topical Solution, for solar lentigines. Barrier Therapeutics has other product candidates in various stages of clinical development for the treatment of a range of dermatological conditions, including onychomycosis, psoriasis, acne, skin allergies, and acute fungal infections. The company is headquartered in Princeton, New Jersey and has a wholly-owned subsidiary in Geel, Belgium. More information about Barrier Therapeutics can be found on its corporate website at: www.barriertherapeutics.com .
Xolegel, Vusion and Solagé are trademarks of Barrier Therapeutics.
About Stiefel Laboratories, Inc.
Founded in 1847, Stiefel Laboratories (a privately held company) is the world’s largest independent pharmaceutical company specializing in dermatology. The company manufactures and markets a variety of prescription and non-prescription dermatological products. Some of the newest and best-known brands include Duac® Topical Gel (clindamycin, 1% — benzoyl peroxide, 5%) available in the Duac® Care System (CS); Evoclin® (clindamycin phosphate) Foam, 1%; Luxiq® (betamethasone valerate) Foam, 0.12%; MimyX® Cream; Olux® (clobetasol propionate) Foam, 0.05% and Olux-E®

(clobetasol propionate) Foam, 0.05% also available in the Olux® / Olux-E® COMPLETE PACK; Soriatane® (acitretin) Capsules available in the Soriatane® CK CONVENIENCE KIT; Verdeso® (desonide) Foam, 0.05%; Brevoxyl®-4 Creamy Wash (benzoyl peroxide 4%) and Brevoxyl®-8 Creamy Wash (benzoyl peroxide 8%) packaged in the Brevoxyl® Acne Wash Kit; Extina® (ketoconazole) Foam, 2%; Oilatum® Cleansing Bar; Physiogel® Cream; Stieprox® (ciclopirox olamine) Shampoo; REVALÉSKIN™ Skin Care Products; and Sarna® Lotion. Its wholly-owned global network is comprised of more than 30 subsidiaries, manufacturing plants in six countries, research and development facilities on four continents, and products marketed in more than 100 countries around the world.
Stiefel Laboratories supplements its R&D efforts by seeking strategic partnerships and acquisitions around the world. To learn more about Stiefel Laboratories, Inc. visit www.stiefel.com.
Important Information About the Tender Offer
This announcement and the description contained herein are informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of Barrier Therapeutics. The tender offer described herein has not yet been commenced. At the time the tender offer is commenced, Stiefel Laboratories and its wholly-owned subsidiary intend to file a tender offer statement on a Schedule TO containing an offer to purchase, a letter of transmittal and other related documents with the Securities and Exchange Commission. At the time the tender offer is commenced, Barrier Therapeutics intends to file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 and, if required, will file a proxy statement or information statement with the Securities and Exchange Commission in connection with the merger, the second step of the transaction, at a later date. Such documents will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of common stock of Barrier Therapeutics. The solicitation of offers to buy common stock of Barrier Therapeutics will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Stockholders are advised to read the offer to purchase, the letter of transmittal, the solicitation/recommendation statement, the proxy statement, the information statement and all related documents, if and when such documents are filed and become available, as they will contain important information about the tender offer and proposed merger. Stockholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov, or from the information agent Stiefel Laboratories selects. In addition, copies of the solicitation/recommendation statement, the proxy statement and other filings containing information about Barrier Therapeutics, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to Barrier Therapeutics, Attention: Dennis P. Reilly at 600 College Road East, Suite 3200, Princeton, New Jersey 08540, or on Barrier Therapeutics’ corporate website at www.barriertherapeutics.com.